Filed by National Commerce Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Private Bancshares, Inc.

Commission File No.: 333-214194

** IMPORTANT INFORMATION **

** PLEASE RESPOND AS SOON AS POSSIBLE **

To:	Shareholders and Holders of Restricted Stock Units of Private Bancshares, Inc.

Subject:	Election Form for the Proposed Merger of Private Bancshares, Inc. with and into National Commerce Corporation

Date:	December 2, 2016

As a shareholder of Private Bancshares, Inc. (“PBI”), you should have recently received a proxy statement-prospectus dated November 23, 2016 (the “Proxy Statement-Prospectus”) describing the proposed merger of PBI with and into National Commerce Corporation (“NCC”) and soliciting your approval of the merger at a special meeting of PBI shareholders to be held on December 29, 2016. In connection with the merger, you may elect to receive cash, shares of common stock of NCC, or a combination of cash and shares of NCC common stock in exchange for your shares of PBI common stock and/or restricted stock units (“RSUs”), as described in the Proxy Statement-Prospectus. All elections to receive cash or shares of NCC common stock are subject to the conditions, limitations and proration procedures described in the Proxy Statement-Prospectus and set forth in the merger agreement signed by NCC and PBI. The merger is expected to occur on or about January 1, 2017, although it is subject to the satisfaction of several conditions, including the approval of the merger by PBI shareholders. All required regulatory approvals have been received. A complete description of the merger is included in the Proxy Statement-Prospectus, which was previously provided to you.

Enclosed is an Election Form (the “Election Form”) that you must complete, sign and return to PBI in order to make an election to receive cash or shares of NCC common stock for some or all of your shares of PBI common stock or RSUs. The Election Form includes instructions for properly making an election to receive a particular form of consideration and briefly summarizes the proration procedures that could apply to your election. In order to be effective, the Election Form must be received by PBI no later than 5:00 p.m., Eastern Time, on December 28, 2016. Please follow the instructions provided in the Election Form carefully. If a properly completed and signed Election Form is not received in its entirety by PBI prior to the election deadline, you will be deemed to have made no election and will be subject to the default allocation and proration procedures described in the merger agreement.

Do not send your PBI stock certificates or RSU award agreements to PBI or NCC at this time. Shortly after completion of the merger, you will receive instructions as to how to exchange your PBI stock certificates or RSU award agreements for the merger consideration.

If you have any questions regarding the Election Form, please contact Terry Freeman at (404) 264-7979 or terryfreeman@privatebankofbuckhead.com.

Additional Information:

NCC has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) to register the maximum number of shares of NCC common stock issuable to PBI’s shareholders in connection with the merger. The registration statement includes the Proxy Statement-Prospectus regarding the merger, which was mailed to PBI shareholders on or about November 29, 2016. YOU ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT-PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT-PROSPECTUS), BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. You may obtain free copies of these documents and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. You may also obtain free copies of the documents filed by NCC with the SEC from NCC by contacting Lowell Womack at (205) 313-8147 or lwomack@nationalbankofcommerce.com.

ATTENTION

YOU SHOULD COMPLETE AND RETURN THIS ELECTION FORM IF YOU WISH TO MAKE AN ELECTION REGARDING THE FORM OF CONSIDERATION THAT YOU WILL RECEIVE IF THE PROPOSED MERGER OF PRIVATE BANCSHARES, INC. (“PBI”) WITH AND INTO NATIONAL COMMERCE CORPORATION (“NCC”) IS COMPLETED.

TO BE EFFECTIVE, THIS ELECTION FORM MUST BE RECEIVED BY PBI NO LATER THAN 5:00 P.M., EASTERN TIME, ON DECEMBER 28, 2016 (THE “ELECTION DEADLINE”).

AT THE EFFECTIVE TIME OF THE MERGER, ALL OUTSTANDING RESTRICTED STOCK UNITS ISSUED BY PBI WILL IMMEDIATELY VEST AND BECOME OUTSTANDING SHARES OF PBI COMMON STOCK. ACCORDINGLY, EACH REFERENCE TO COMMON STOCK IN THIS FORM SHOULD BE INTERPRETED TO APPLY WITH EQUAL EFFECT TO RESTRICTED STOCK UNITS.

ELECTION FORM

SHARES OF COMMON STOCK

AND RESTRICTED STOCK UNITS OF

PRIVATE BANCSHARES, INC.

PLEASE READ AND FOLLOW CAREFULLY THE

ACCOMPANYING INSTRUCTIONS

This election form is to be used in connection with the merger of Private Bancshares, Inc. (“PBI”) with and into National Commerce Corporation (“NCC”), in accordance with the terms of the Agreement and Plan of Merger, dated as of August 30, 2016 (the “merger agreement”), by and between PBI and NCC. A copy of the merger agreement is included as Appendix A to the proxy statement-prospectus, dated November 23, 2016, relating to the merger. Extra copies of the proxy statement-prospectus will be made available to you upon request to PBI at the address set forth below.

A description of the consideration to be paid in the merger, and the related allocation and proration procedures, are included in the merger agreement and in the proxy statement-prospectus under the heading “THE MERGER AGREEMENT – Election Procedures; Surrender of PBI Stock Certificates” and “THE MERGER AGREEMENT – Proration Procedures” beginning on pages 50 and 51 of the proxy statement-prospectus, respectively.

In summary, the merger agreement provides that, if you are a shareholder of PBI, you may elect to receive either $20.50 in cash, without interest, or 0.85417 shares of NCC common stock for each share of PBI common stock that you own, subject to certain conditions, adjustments and limitations. If you own restricted stock units (“RSUs”) issued by PBI, then all of your RSUs will automatically vest at the effective time of the merger, and you are entitled to make an election now with respect to each RSU to the same extent as if such units were currently shares of PBI common stock.

NCC’s common stock is traded on the Nasdaq Global Select Market under the symbol “NCOM.” As of November 29, 2016, the latest trading day practicable before the election form was finalized, the closing price of NCC common stock was $33.00 per share. Based on that price, the value of NCC common stock into which each share of PBI common stock would be converted is approximately $28.19 (calculated by multiplying the exchange ratio of 0.85417 by the closing price of NCC common stock on November 29, 2016). The market price of NCC common stock will fluctuate between the date of this election form and the Election Deadline, between the Election Deadline and the closing of the merger, and between the closing of the merger and the date on which you receive any shares of NCC common stock. Therefore, there is no assurance as to whether the value of receiving cash in exchange for your shares of PBI common stock will exceed or be less than the value of receiving NCC common stock for your shares of PBI common stock on the date that you receive your merger consideration. For more information on the risks of owning NCC common stock and the future events that may impact the value of NCC common stock, please see the proxy statement-prospectus.

The merger agreement provides that the total number of shares of PBI common stock with respect to which a cash election may be made will be equal to, as nearly as practicable, but will not exceed, 405,891 shares (the “cash election shares”), and that the aggregate cash consideration to be paid with respect to the cash election shares will be equal to, as nearly as practicable, but will not exceed, $8,320,766 (the “total cash amount”). If the total number of shares of PBI common stock with respect to which a cash election is made exceeds this initial limitation, then NCC may, at its option, increase the cash election shares up to a maximum of 541,188 shares and the total cash amount up to a maximum of $11,094,354. Elections by shareholders of PBI to receive a particular form of consideration, whether cash or shares of NCC common stock, will be prorated as necessary to cause the total amount of cash payable by NCC in the merger to equal, as nearly as practicable, the total cash amount.

If the aggregate amount of cash elections made by all holders of PBI common stock and RSUs exceeds the total cash amount and NCC does not exercise its option to increase the total cash amount, then (i) each share of PBI common stock or RSU for which a stock election, no election or an invalid cash election is made will convert into NCC common stock; (ii) the number of shares of PBI common stock or RSUs with respect to which a shareholder has submitted a valid cash election will be automatically reduced to the number of shares equal to the product of (A) the total number of such shareholder’s cash election shares and (B) a fraction, the numerator of which is the total number of shares of PBI common stock with respect to which cash may be paid (405,891, but subject to increase), and the denominator of which is the aggregate number of cash election shares designated by PBI shareholders and holders of RSUs in all valid cash elections; (iii) each cash election share remaining after the foregoing adjustment will be converted into the right to receive the per-share cash consideration; and (iv) each share of PBI common stock or RSU that would have been a cash election share but for the foregoing adjustment will automatically be deemed to be a stock election share, and the holder will receive shares of NCC common stock at the exchange ratio with respect to such shares. As noted above, NCC has the option, but not the obligation, to increase the number of cash election shares up to a maximum of 541,188 shares. If NCC exercises this option, then the foregoing calculation will be adjusted accordingly.

If the aggregate amount of all cash elections is less than the total cash amount, then (i) any shares or RSUs with respect to which a valid election has been made to receive cash will be converted into a right to receive the per-share cash consideration; (ii) shares of PBI common stock or RSUs with respect to which an election to receive NCC common stock is deemed to have been made as a result of a failure by the holders thereof to submit an effective, properly completed election form by the Election Deadline will be converted into a right to receive the per-share cash consideration through an equitable proration process to be agreed upon by NCC and PBI prior to the effective time of the merger; (iii) if, after the conversion of all such shares, the amount of cash deemed elected by PBI shareholders is still less than the total cash amount, then shares of PBI common stock or RSUs with respect to which a valid election has been made to receive NCC common stock will be converted through an equitable proration process to be agreed upon by NCC and PBI into the right to receive the per-share cash consideration in a number necessary to cause the aggregate amount of cash payable to equal as closely as practicable, but not to exceed, the total cash amount; and (iv) each share of PBI common stock or RSU with respect to which an election to receive NCC common stock has been made (or is deemed to have been made) that is not modified pursuant to the proration procedures described above will be converted into a right to receive NCC common stock in accordance with the exchange ratio and the other terms and conditions set forth in the merger agreement.

No guarantee can be made that you will receive the amount of cash or number of shares of NCC common stock that you elect to receive in the merger. As a result of the proration procedures and other limitations summarized above and outlined in further detail in the proxy statement-prospectus and the merger agreement, you may receive NCC common stock or cash in amounts that vary from the amounts that you elect to receive.

If you wish to make an election with respect to any or all of your shares of PBI common stock or RSUs in connection with the merger of PBI with and into NCC, you must (i) sign this election form in the space provided on page 9, and (ii) mail or deliver the completed form to PBI at the following address:

Private Bancshares, Inc. Three Piedmont Center 3565 Piedmont Road, Suite 210 Atlanta, Georgia 30305 Attention: Corporate Secretary

In order to properly make an election, this entire election form must be received by PBI prior to 5:00 p.m., Eastern Time, on December 28, 2016, the Election Deadline.

IF THE MERGER IS COMPLETED, EACH SHARE OF PBI COMMON STOCK OR RSU

FOR WHICH YOU DO NOT MAKE A VALID ELECTION WILL BE

SUBJECT TO THE DEFAULT PRORATION PROCEDURES DESCRIBED ABOVE.

IMPORTANT INFORMATION

NO CHECKS FOR PAYMENT OF CASH CONSIDERATION OR EVIDENCE OF STOCK OWNERSHIP WILL BE SENT UNTIL THE MERGER HAS BEEN COMPLETED AND NCC’S EXCHANGE AGENT, BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC. (THE “EXCHANGE AGENT”), HAS RECEIVED CERTIFICATES REPRESENTING ALL OF YOUR SHARES OF PBI COMMON STOCK, YOUR AWARD AGREEMENTS FOR RSUs, IF APPLICABLE, AND ANY ADDITIONAL DOCUMENTS THAT IT MAY REQUIRE. YOU WILL BE PROVIDED WITH ADDITIONAL INSTRUCTIONS REGARDING THE EXCHANGE PROCESS FOLLOWING THE COMPLETION OF THE MERGER. DO NOT SUBMIT YOUR STOCK CERTIFICATES OR AWARD AGREEMENTS WITH THIS ELECTION FORM.

Note: The tax consequences to a holder of PBI common stock as a result of receiving cash in the merger are different from the tax consequences of receiving common stock. In addition, PBI is taxed as an S corporation under the Internal Revenue Code, while NCC is taxed as a C corporation, which means that the tax implications of holding PBI common stock and NCC common stock differ in certain important respects. For more information, see “Material United States Federal Income Tax Consequences of the Merger” in the proxy statement-prospectus. Holders of PBI common stock should consult their own tax advisors to determine the tax consequences of the merger to such holders, including tax reporting requirements and tax consequences under state, local and foreign law.

IMPORTANT: TO BE EFFECTIVE, THIS ENTIRE ELECTION FORM MUST BE RECEIVED BY PBI NO LATER THAN 5:00 P.M., EASTERN TIME, ON DECEMBER 28, 2016, THE “ELECTION DEADLINE.”

PBI and NCC reserve the right to determine that an election is invalid if: (a) the undersigned fails to follow the instructions on this election form or otherwise fails to properly make an election, (b) a completed election form is not received by PBI by the Election Deadline, or (c) the entire election form is not returned to PBI.

You will not receive the merger consideration until the merger is completed and the Exchange Agent has received certificates representing all of your shares of PBI common stock, your award agreement for RSUs, if applicable, and any additional documents that it may require. Furthermore, no interest will accrue or be payable on the merger consideration, including the cash consideration.

Once the merger is completed, the Exchange Agent will send transmittal materials to all registered holders of PBI common stock and RSUs. The transmittal materials will provide instructions regarding the submission of your PBI stock certificates or award agreements and the issuance of the cash consideration and/or shares of NCC common stock in exchange therefor. The Exchange Agent will not issue any merger consideration to you until you have delivered to the Exchange Agent certificates representing all of your shares of PBI common stock, your award agreement for RSUs, if applicable, and any additional documents that the Exchange Agent may require. DO NOT SUBMIT ANY OF YOUR STOCK CERTIFICATES OR AWARD AGREEMENTS TO THE EXCHANGE AGENT UNTIL YOU RECEIVE THE TRANSMITTAL LETTER AFTER THE MERGER HAS BEEN COMPLETED.

Completing and returning this election form does not have the effect of casting a vote with respect to the approval of the merger agreement and the related transactions at the special meeting of PBI shareholders, nor does it satisfy any of the requirements for the assertion of dissenters’ rights, as described in the proxy statement-prospectus.

INSTRUCTIONS

This entire election form is to be completed and submitted to PBI prior to the Election Deadline by those holders of PBI common stock and RSUs desiring to make an election with respect to the form of consideration that they will receive if the merger is completed. No checks for the payment of cash consideration or evidence of stock ownership will be sent until the merger is completed and the Exchange Agent has received certificates representing all of your shares of PBI common stock, your RSU award agreements, if applicable, and any additional documents that it may require. No interest will accrue or be payable on the merger consideration, including the cash consideration.

1.      Making an Election. For an election to be validly made, PBI must receive this entire election form prior to the Election Deadline, properly completed and executed, at the address set forth above. Any holder of PBI common stock or RSUs whose election form is not so received will be deemed not to have made an election. In order to properly complete this Election Form, you must (a) select the applicable option on page 7, (b) provide all of the information called for on page 8 with respect to each share certificate or RSU award agreement that you hold, and (c) sign and complete page 9.

2.      Change or Revocation of Election. A holder of PBI common stock or RSUs who has made a valid election may change or revoke such election at any time prior to the Election Deadline by submitting to PBI a new election form, properly completed and signed. If an election form is revoked and a replacement election form is not submitted prior to the Election Deadline, the shares of common stock or RSUs represented by such election form will be deemed to have had no election made with respect thereto. After the Election Deadline, a holder of PBI common stock or RSUs may not change or revoke his or her election.

3.      Delivery of Election Form. The properly completed and duly executed copy of this election form should be delivered to PBI at the address set forth above. The method of delivery of this election form is at the option and risk of the sender. All questions as to the validity, form and eligibility of any election will be determined by PBI after consultation with NCC, and such determination will be final and binding. Neither NCC nor PBI is under any obligation to provide notification of any defects in any election. All elections will be considered in accordance with the terms and conditions of the merger agreement. If there is any inconsistency or conflict between this election form and the merger agreement, the merger agreement will control in all cases.

4.      Signatures on Election Form. If this election form is signed by the registered holder of certificate(s) of PBI common stock or the holder of a RSU, the signature must correspond exactly with the name written on the face of the certificate(s) or RSU award agreement, without alteration, enlargement or any change whatsoever. If the certificate(s) subject to this election is owned of record by two or more joint owners, all such owners must sign this election form. If any shares are registered in different names on several certificate(s), it will be necessary to complete, sign and submit as many separate election forms as there are different registrations of certificates. If this election form is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or others acting in a fiduciary or representative capacity, such person must so indicate when signing, must give his or her full title in such capacity, and must provide evidence satisfactory to PBI of his or her authority to so act.

5.      Stock Transfer Taxes. In the event that any transfer or other taxes become payable by reason of the payment of the merger consideration in any name other than that of the registered holder, such transferee or assignee must pay such tax to NCC or must establish to the satisfaction of NCC that such tax has been paid or is not applicable.

6.      Voting Rights and Dividends. Holders of PBI common stock will continue to have the right to vote and to receive all dividends paid on all shares of PBI common stock until the merger becomes effective.

7.      Information and Additional Copies. Information and additional copies of this election form may be obtained from Terry Freeman at PBI by writing to the addresses set forth above, calling (404) 264-7979 or sending an email to terryfreeman@privatebankofbuckhead.com.

8.      Non-Consummation of Merger. Consummation of the merger is subject to the approval of the PBI shareholders and the satisfaction of certain other conditions. No payment of the merger consideration will be made prior to the consummation of the merger, and no payment of the merger consideration will be made if the merger agreement is terminated. If the merger agreement is terminated, any election made on this election form will be void and of no effect.

9.      Election for Less than All Shares. In the event that you make an election for less than all of your shares of PBI common stock or RSUs, then the shares of PBI common stock or RSUs with respect to which no election is made will, upon completion of the merger, be subject to the default proration procedures summarized above and described in further detail in the merger agreement and the proxy statement-prospectus.

COMPLETING AND RETURNING THIS ELECTION FORM DOES NOT HAVE THE EFFECT OF CASTING A VOTE WITH RESPECT TO THE APPROVAL OF THE MERGER AGREEMENT OR THE RELATED TRANSACTIONS AT THE SPECIAL MEETING OF PBI SHAREHOLDERS, NOR DOES IT ASSERT ANY DISSENTERS’ RIGHTS.

ELECTION

To Private Bancshares, Inc.:

The undersigned elects to have the specified number of the undersigned’s shares of PBI common stock or RSUs converted at the effective time of the merger into cash or shares of NCC common stock, as indicated herein. It is understood that the election is subject to the terms, conditions and limitations, including, without limitation, the proration procedures, set forth in the merger agreement and described in the proxy statement-prospectus.

____ELECTION TO RECEIVE ALL CASH.

The undersigned elects to receive cash for all of his or her shares of PBI common stock or RSUs. All such shares are identified on the next page and equal the number of “Total Shares.”

____ELECTION TO RECEIVE ALL STOCK.

The undersigned elects to receive shares of NCC common stock for all of his or her shares of PBI common stock or RSUs. All such shares are identified on the next page and equal the number of “Total Shares.”

____ ELECTION TO RECEIVE CASH AND STOCK.

The undersigned elects to receive cash for ____________ shares of his or her PBI common stock or RSUs and shares of NCC common stock for ____________ shares of his or her PBI common stock or RSUs.

Check only one item on the left. If you wish to make an election to receive cash with respect to a portion of your PBI shares or RSUs and NCC common stock for the remainder, you must indicate the form of consideration that you elect with respect to each such portion in the third option. In no event may the total number of shares entered in the third option exceed the number of shares entered as the Total Shares on the next page. Please note that, because the aggregate number of shares of PBI common stock with respect to which NCC will pay stock and cash in the merger has been fixed (subject to NCC’s option to increase the amount of cash payable up to a specified amount), there is no guarantee that you will receive the form of consideration that you elect, even if you make a proper election. The effects on the proration procedures when the aggregate elections to receive a particular form of consideration exceed the total amount to be paid or issued under the merger agreement are summarized above and described in greater detail in the proxy statement-prospectus and the merger agreement.

☐	Check here if the number of shares with respect to which an election has been made above is less than the number of shares identified on the next page as “Total Shares.”

DESCRIPTION OF SHARES OF PBI COMMON STOCK OR RSUs

Name(s) and Address(es) of Registered Holder(s) (Print exactly as name appears on Certificate (or Award Agreement))	Certificate Number (for shares of PBI common stock)	No. of Shares Represented by Certificate or Award Agreement

Total Shares

PLEASE LIST ALL OF YOUR SHARES OF PBI COMMON STOCK AND/OR RSUs,

EVEN IF YOU ARE MAKING AN ELECTION WITH RESPECT TO

FEWER THAN ALL OF YOUR SHARES OF PBI COMMON STOCK AND/OR RSUs.

DO NOT SEND YOUR STOCK CERTIFICATES WITH THIS ELECTION FORM.

SIGNATURE(S)

SIGN HERE:

Signature(s) of Registered Holder(s))

Must be signed by registered holder(s) exactly as name(s) appear(s) on such holder’s PBI stock certificate(s) or RSU award agreement(s), if applicable. If signed by an attorney, trustee, executor, administrator, guardian, officer or other person acting in a fiduciary or representative capacity, the capacity of the person should be indicated. (See Instruction 4.) Attach additional pages if necessary.

Date __________________, 2016

Name(s)

(Please print)

Address(es)

Telephone Number(s)

Capacity (full title)